News Release
NYSE Alternext, TSX Symbol: NG

NovaGold and Teck Amend Funding Arrangement on Galore Creek Project

February 13, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) announced today that it has entered into an agreement with Teck Cominco Ltd. (“Teck”) to amend certain provisions of the Partnership Agreement relating to the Galore Creek Project (“Galore Creek”). The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership (“the Partnership”). Under the amended agreement Teck will now fund 100% of Galore Creek costs until the aggregate amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies equals C$60 million. Teck’s remaining funding obligation, taking into account the amount 100% funded for November and December 2008 of $8.5 million, is approximately $35.7 million which is to be contributed by December 31, 2012. During the period of Teck’s sole funding, Teck will have a casting vote on the Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Following Teck’s $60 million contribution, all further costs at Galore will be funded by Teck and NovaGold in accordance with their respective partnership interests. The new funding arrangements replace the funding arrangements agreed by Teck and NovaGold in November 2007 which required Teck to spend $72 million on optimization studies over 5 years and required NovaGold and Teck to jointly fund other costs.

Galore Creek Project Update

During 2008, Galore Creek Mining Corporation (“GCMC”), the operator of the project, undertook an extensive engineering review to look at optimization of the development plan for Galore Creek. The results of these engineering optimization studies have identified a number of modified approaches to the project that show the potential for significant expansion of the project throughput, a shorter construction schedule, location of the process facilities to allow for future expansion, and fewer risks associated with construction and operations. As currently envisioned the project would have the potential to annually produce 350 to 700 million pounds of copper, 250,000 to 500,000 ounces of gold and 3 to 5 million ounces of silver in the initial 5 to 10 years of operation with an operating life exceeding 17 years of operation. In addition, current prices for key mine inputs, including diesel, steel, major mechanical equipment and contract labor have decreased significantly since the peak levels in 2008 and indicate potential for reduced overall capital costs. An updated geological model is currently being constructed which will incorporate the results of 2008 drilling and acid-base accounting tests. The expectation is a reduction in potentially acid generating waste rock.

Also during 2008, construction work continued on the access road to connect road segments that were completed during the 2007 construction season to Highway 37. Land access has now been established to kilometer 40 at a lower cost than originally estimated. Going forward, in addition to maintaining the infrastructure investment to date on the project, work is expected to focus on road link-up to the south terminal of the Galore Creek access tunnel at kilometer 91, and finalization of optimization studies prior to an update to the project feasibility study.

Recently, the Province of British Columbia announced its plans to move forward with the environmental assessment process and First Nations consultation for the Northwest Transmission Line along Highway 37. The province will invest the estimated $10 million to immediately restart the environmental assessment process -- the first step toward building the Northwest Transmission Line. The new 287-kilovolt line would extend from the community of Terrace to the beginning of the Galore Creek access road at Bob Quinn Lake providing access for the project to the BC Hydro electric grid.

Galore Creek Mining Corporation is committed to working at Galore Creek in a sustainable and responsible manner and to meeting all aspects of the participation agreement with their partners of the Tahltan Nation. The project is situated within the Traditional Territory of the Tahltan Nation, which includes the Tahltan Band and the Iskut First Nation. GCMC and the Tahltan Nation have signed an agreement which defines the terms under which the project will be developed with the support of the Tahltan Nation.

Technical and scientific information in this press release has been reviewed by Kevin Francis, P.Geo Resource Manager of NovaGold and a Qualified Person as defined by National Instrument 43-101.

About NovaGold

NovaGold is a growth-focused precious metals company with exploration, development and mining properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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NovaGold Contacts
Greg Johnson	Don MacDonald
Vice President, Strategic Development	Senior Vice President and CFO
604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.